SECU 09056560 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER: Evolution Securities US Inc.

ODRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 Wood Street
(No. and Street)

London	England	EC2V7AN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Horsley 011-44-207-071-4402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

England & Wales
City of London

OATH OR AFFIRMATION

I David Horsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Securities US Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO by the above-named DAVID HORSLEY at London, England, this 23rd day of February, 2009, before me:-)

Notary Public London, England
(Nigel P. Ready)
(My commission expires with Life)

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVOLUTION SECURITIES US INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Evolution Securities US Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	445,278
Cash segregated under federal and other regulations		669
Prepaid expenses		4,852
Prepaid and refundable income taxes		65,709
Deferred tax asset		13,600
Other assets		623
Total assets	$	530,731
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses and other liabilities	$	34,830
Due to affiliates		106,544
Total liabilities		141,374
Stockholders' equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		300,498
Retained earnings		139,467
Accumulated other comprehensive loss		(51,608)
Total stockholders' equity		389,357
Total liabilities and stockholders' equity	$	530,731

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Evolution Securities US Inc. (the "Company") was organized on October 3, 1990, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority.

The Company is a wholly-owned subsidiary of Evolution Securities Ltd., a foreign corporation.

The Company routes orders, primarily from its U.S. institutional customers, for execution in foreign markets. The Company clears all of its securities transactions through its parent company, a foreign broker dealer, on a RVP/DVP basis. In addition, the Company distributes third party research for its affiliated entities.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Comprehensive Income
Comprehensive income has been calculated in accordance with Statement of Financial Accounting Standards No. 130 *Comprehensive Income*. Total comprehensive loss for the year ended December 31, 2008 amounts to ($73,997) and includes a foreign currency translation adjustment of ($51,608).

Foreign Currency Translation Adjustment
Accounts on the statement of financial condition are translated at the exchange rate in effect at year-end and accounts on the statement of operations are translated at the average rates of exchange prevailing during the year. Transaction gains and losses are included in the statement of operations and translation adjustments are recorded as a separate component of stockholders' equity.

The Company's functional currency is the British Pound Sterling and its reporting currency is the U.S. Dollar.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Cash of $669 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Due to Affiliates

Amounts due to affiliates, which include the parent corporation and its affiliates, are non-interest bearing and due on demand.

5. Income Taxes

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes. These temporary differences arise primarily from prepaid expenses and accrued expenses and other liabilities.

The net deferred tax asset and liability at December 31, 2008, consists of the following:

Deferred tax asset	$ 15,800
Deferred tax liability	(2,200)
Net deferred tax asset	$ 13,600

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

6. Agent Settlement and Expense Sharing Agreement

The Company operates principally through its agent settlement and expense sharing agreements with its parent. The agreements provide for the Company to pay allocable charges for wages and salaries, insurance, market data, systems, communications, travel, marketing and miscellaneous other direct transaction costs associated with its agency trading. The Company also pays execution, clearance and settlement charges on a per transaction basis. In addition, the Company pays a management group recharge at a flat monthly rate to its parent.

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $293,028, which exceeded the required minimum net capital of $100,000 by $193,028. Aggregate indebtedness at December 31, 2008 totaled $141,374. The ratio of aggregate indebtedness to net capital was .48 to 1.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The U.S. economy is currently experiencing a significant contraction and may see further deterioration. The uncertain financial market could adversely affect the Company's business.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. In addition, the Company maintains cash at a United Kingdom bank in excess of FSCS insured limits and is exposed to credit risk resulting from that concentration.

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Evolution Securities US Inc.

We have audited the accompanying statement of financial condition of Evolution Securities US Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Securities US Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 27, 2009